UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d)

and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 14)

Smith Micro Software, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

832154207

(CUSIP Number)

December 31, 2019

(Date of Event Which Require Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 832154207	SCHEDULE 13G/A	Page 2 of 6 pages

1.	Names of Reporting Person William W. Smith, Jr.
2.	Check the Appropriate Box If A Member of A Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number Of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 5,563,581[1,2]
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,563,581
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned By Each Reporting Person William W. Smith, Jr. - 5,563,581[1,2]
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable.
11.	Percent of Class Represented By Amount in Row 9 14.1%[2,3]
12.	Type of Reporting Person (See Instructions) IN

[1]

Includes (a) 850,000 shares of common stock that are currently issuable upon exercise of a warrant issued on September 6, 2016 at an exercise price of $2.74 per share and subsequently repriced to an agreed upon floor of $2.3825 (the “Warrant”); and (b) 455,028 shares held in the name of The William W. Smith, Jr. Revocable Trust, for which Mr. Smith is the trustee.

[2]

Pursuant to the Amendment to Note and Warrant dated December 27, 2016, the reporting person’s ability to convert the Warrant into common shares is subject to certain limitations. Specifically, without first obtaining consent from the issuer’s stockholders, the Warrant may be converted only to the extent that the conversion would not result in the reporting person becoming the beneficial owner of greater than 19.99% of the outstanding shares of the issuer’s common stock.

[3]	Based on 38,502,511 shares of common stock outstanding as of October 30, 2019 as reported by the issuer in 424 Prospectus Supplement filed on November 1, 2019.

CUSIP No. 832154207	SCHEDULE 13G/A	Page 3 of 6 pages

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934

Item 1(a)	Name of Issuer:

Smith Micro Software, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

5800 Corporate Drive

Pittsburgh, PA 15237

Item 2(a).	Name of Person Filing:

William W. Smith, Jr.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

120 Vantis, Suite 350

Aliso Viejo, CA 92656

Item 2(c).	Citizenship:

USA

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value

Item 2(e).	CUSIP Number:

832154207

Item 3.	If this statement is being filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:  N/A

CUSIP No. 832154207	SCHEDULE 13G/A	Page 4 of 6 pages

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Item 4(a)	Amount beneficially owned:

William W. Smith, Jr.	5,563,581[1,2]

Item 4(b)	Percent of class:

14.1%2,3

Item 4(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:	5,563,581[1,2]

(ii) Shared power to vote or to direct the vote:	0

(iii) Sole power to dispose or to direct the disposition of:	5,563,581

(iv) Shared power to dispose or to direct the disposition of:	0

[1]

Includes (a) 850,000 shares of common stock that are currently issuable upon exercise of a warrant issued on September 6, 2016 at an exercise price of $2.74 per share and subsequently repriced to an agreed upon floor of $2.3825 (the “Warrant”); and (b) 455,028 shares held in the name of The William W. Smith, Jr. Revocable Trust, for which Mr. Smith is the trustee.

2

Pursuant to the Amendment to Note and Warrant dated December 27, 2016, the reporting person’s ability to convert the Warrant into common shares is subject to certain limitations. Specifically, without first obtaining consent from the issuer’s stockholders, the Warrant may be converted only to the extent that the conversion would not result in the reporting person becoming the beneficial owner of greater than 19.99% of the outstanding shares of the issuer’s common stock.

3	Based on 38,502,511 shares of common stock outstanding as of October 30, 2019 as reported by the issuer in 424 Prospectus Supplement filed on November 1, 2019.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

CUSIP No. 832154207	SCHEDULE 13G/A	Page 5 of 6 pages

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of the Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP No. 832154207	SCHEDULE 13G/A	Page 6 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020	By:	/s/ William W. Smith, Jr.
William W. Smith, Jr.